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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2025 (MM/DD/YY) AND ENDING December 31, 2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AKIN BAY COMPANY LLC

TYPE OF REGISTRANT (check all applicable boxes):
[■] Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

780 3rd Ave, 32nd Floor
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JAMES RYBAKOFF	(212) 583-9800	Jamesr@akinbay.com
(Name)	(Area Code Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA	MAINTLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES RYBAKOFF, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AKIN BAY COMPANY LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: PRESIDENT/CEO

4/14/26

DAVID SANTOS
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01SA6334917
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES DEC 28, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



AKIN BAY COMPANY

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

PURSUANT TO SEC RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2025

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document

AKIN BAY COMPANY LLC

TABLES OF CONTENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

Ohab and Company, P.A.

100 E. Sybelia Ave Suite 130
Maitland, FL 32751

Certified Public Accountants

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Akin Bay Company LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Akin Bay Company LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement") In our opinion, the financial statement presents fairly, in all material respects, the financial position of Akin Bay Company LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America

Basis for Opinion

This financial statement is the responsibility of Akin Bay Company LLC's management. Our responsibility is to express an opinion on Akin Bay Company LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Akin Bay Company LLC in accordance with the U S federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB

We conducted our audit in accordance with the standards of the PCAOB Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud Our audit included performing procedures to assess the risks of material misstatement of the financial statement whether due to error or fraud, and performing procedures that respond to those risks Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements We believe that our audit provides a reasonable basis for our opinion

Ohab and Company, PA

We have served as Akin Bay Company LLC's auditor since 2022.

Maitland, Florida

April 14, 2026

AKIN BAY COMPANY LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

Assets

Cash and cash equivalents	$	160,103
Accounts receivable		100,263
Security deposit		28,876
Property and equipment, net		60,246
Right of lease assets		375,859
Other asset		1,607
Total assets	$	726,954

Liabilities and Members' Equity

Accounts payable and accrued expenses	$	35,352
Lease liability		424,927
Loans payable		34,628
Total liabilities		494,907
Members' equity		232,047
Total liabilities and members' equity	$	726,954

AKIN BAY COMPANY LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

1. NATURE OF OPERATIONS

Akin Bay Company LLC (the "Company") is engaged in single line of business as a broker-dealer, which is comprised of several classes of services, including investment banking and financial advisory services. The Company was Organized as a limited liability company under the laws of the State of New York on June 19, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company primarily engages in providing investment banking and advisory services to its clients. The Company is exempt from rule 15c3-3 of the SEC under footnote 74 of that rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable and Credit Loss

Investment banking revenue that has been earned but not yet collected is recorded as accounts receivable at the amount to which the Company expects to be entitled in accordance with ASC 606, *Revenue from Contracts with Customers*. Accounts receivable represent unconditional rights to consideration and are recorded at net realizable value.

The Company records a receivable when its right to consideration becomes unconditional. For advisory and transaction-based arrangements that include contingent or milestone-based fees, revenue and the related receivable are not recognized until the applicable contingency is resolved and the fee becomes fixed or determinable.

Accounts receivable are evaluated for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*. The Company estimates an allowance for credit losses based on historical loss experience, specific customer analysis, current economic conditions, and reasonable and supportable forecasts. Write-offs are recorded when amounts are deemed uncollectible.

Accounts receivable are generally unsecured and are expected to be collected within one year.

As of December 31, 2025 and 2024, the accounts receivable balance is $100,263 and $0, respectively

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are recorded at cost. Depreciation for property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Consulting Fees

The majority of consulting fees are related to independent third parties providing financial analysis.

Significant Judgements

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue Recognition

The Company provides investment banking and advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangements is completed.

For certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers are recognized revenue when the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. At year end, no deferred revenue or open contracts exist. This consists of advisory fees of $761,019.

Advisory fees and services include financial analysis, structuring of capital, presentations and strategy for raising capital. Investment banking usually cover some of the same services and closing a transaction, such as raising debt or M&A.

Leases

The Company leases certain office space. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases (Continued)

the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable.

Since most of the Company's leases do not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU assets also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise the option.

Income Taxes

The Company is classified as a Partnership for Federal and New York State tax purposes, whereby the Company's income or loss is reported by the partners on their own income tax returns. Accordingly, no provision has been made for Federal and New York State taxes. The Company remains liable for New York City Unincorporated Business tax. As of December 31, 2025, the Company's tax years for 2024, 2023, and 2022 are subject to examination by the tax authorities.

The Company has evaluated its current tax positions and has concluded that as of December 31, 2025, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. BROKER DEALER – SINGLE REPORTABLE SEGMENT

On November 27, 2023, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) 2023-07, Segment Reporting – Improvements to Reportable Segment Disclosures, which is effective for fiscal years beginning after December 15, 2023, and applies to public entities, which includes Broker-Dealers.

The Company is engaged in single line of business as a broker-dealer, which is comprised of several classes of services, including investment banking and financial advisory services. The Company has identified its President as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

4. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment less accumulated depreciation as of December 31, 2025.

Furniture and fixtures	$	156,124
Vehicle		91,728
		247,852
Less: accumulated depreciation		(187,606)
Property and equipment, net	$	60,246

Depreciation expense for the year then ended was $20,249.

5. CONCENTRATIONS OF RISK

The Company maintains its cash balances at a major financial institution. The balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company from time to time, has had an amount greater than $250,000 in cash on deposit.

The Company engages in various investment banking and advisory services. In the event customers do not fulfill their obligations, the Company may be exposed to small amount of risk relating to its out-of-pocket expenses. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer.

AKIN BAY COMPANY LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $41,055 which is $36,055 in excess of its required net capital of $5,000. The Company's net capital ratio at December 31, 2025 was 3 to 1.

7. RELATED PARTIES

As of December 31, 2025, the Company was engaged with a related party to perform services and earned $150,000 which is included in advisory fees.

8. LEASES

The Company has one office space under long-term non-cancelable operating lease agreements. The lease expires on October 31, 2028 and provide for renewal options ranging from one year to five years. The Company includes in the determination of the right-of-se use assets and lease liabilities any renewal options when the options are reasonably certain to be exercised. Our operating lease provides for increase in future minimum annual rental payments.

The weight-average discount rate is based on the discount rate implicit rate in the lease. If the implicit rate is not readily determinable from the lease, the Company estimate an applicable incremental borrowing rate. The incremental borrowing rate is estimate using our applicable borrowing rates and the contractual lease.

The Company had a month-to-month lease during the year which it paid a total of $98,104. The Company has elected not to apply the recognition requirements of Topic 842 to the short-term lease.

Total right-of-use assets and lease liabilities at December 31, 2025 are as follows:

Lease Assets - Classification in Statement of Financial Position

Operating right-of-use assets - Other assets	$	375,859
Total leased right-of-use assets	$	375,859

Total lease cost for the year ended December 31, 2025 is $151,671.

8. LEASES (Continued)

The following summarizes the weighted-average remaining lease term and weight-average discount rate:

Weighted-average remaining lease term in years:	
Operating leases	2.5
Weighted-average discount rate:	
Operating leases	7.79%

The future of minimum lease payments under noncancelable operating lease with terms greater than one year are listed below:

December 31,	Operating	
2026	$	165,760
2027		165,760
2028		143,874
Total lease payments		475,394
Less interest		(50,467)
Present value of lease liabilities	$	424,927

9. LOAN PAYABLE

Loan payable represent financing arrangements entered into for the purchase of a company vehicle used in operations. The loan is secured by the underlying vehicle.

As of December 31, 2025, loans payable totaled $34,628. The loan bears interest at a fixed rate of 7.79% and requires monthly payments of principal and interest through its maturity date of March 2029.

Future minimum principal payments on vehicle on loans payable are as follows:

Year ending December 31,

2026	$	10,288
2027		10,288
2028		10,288
2029		3,764
	$	34,628

10. COMPANY CONDITIONS

The Company has a loss of $64,384 for the year ending December 31, 2025 and has received capital contributions from its members for working capital. The Company's member has represented that he intends to continue making capital contribution, as needed, to ensure the Company's continuing operations. The member has the financial wherewithal to continue contributing, as required.

Management expects the Company to continue as a going concern and the accompanying financial statement have been prepared on a going-concern without adjustments for realization in the event the Company ceases to continue as a going concern.

11. SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through April 14, 2026 the date which the financial statements were issued. There are no other material effects that will affect financial statements.